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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                       Commission File Number  333-49871


                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB    [_] Form 11-K    [_] Form 20-F
              [_] Form 10-Q and Form 10-QSB    [_] Form N-SAR

              For Period Ended:  December 31, 1999

      [_]     Transition Report on Form 10-K

      [_]     Transition Report on Form 20-F

      [_]     Transition Report on Form 11-K

      [_]     Transition Report on Form 10-Q

      [_]     Transition Report on Form N-SAR

              For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                             REGISTRANT INFORMATION

TRANSTEL PASS THROUGH TRUST
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Full Name of Registrant


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Former Name if Applicable


c/o Wilmington Trust Company Rodney Square North, 1100 North Market Street
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Address of Principal Executive Office (Street and Number)


Wilmington, Delaware 19890-0001
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City, State and Zip Code
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                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       As previously disclosed in the registrant's Form 8-K, dated February 2, 2000, the registrant has changed its independent accountants effective on January 28, 2000. As such, the registrant's independent accountants have not been able to complete the procedures necessary to furnish the required opinion on the registrant's financial statements. Thus, the registrant requires additional time to properly complete and file its Form 10-K for the fiscal year ended December 31, 1999.

       For the reasons set forth above, the registrant cannot timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 without unreasonable effort or expense. The registrant will file its Form 10-K no later than the fifteenth day after the due date of the 10-K.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mary St. Amand                      (302) 651-1428
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           (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X]  Yes    [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [_]  Yes    [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          TRANSTEL PASS THROUGH TRUST
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                              TRANSTEL PASS THROUGH TRUST,
                              as Registrant

                              By:    Wilmington Trust Company,
                                     not in its individual capacity
                                     but solely as Pass Through Trustee

Date:  March 31, 2000         By:   /s/ Mary St. Amand
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                                   Name:  Mary St. Amand
                                   Title:  Assistant Vice President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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